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Exhibit 12.1

Health Net, Inc.
Calculation of Ratio of Earnings to Fixed Charges—Consolidated Basis
(amount in thousands, except ratios)

	Six Months Ended June 30,				Year Ended December 31,
	2002		2001		2001		2000		1999		1998	1997
Income from continuing operations	$187,078		$44,780		$137,350		$262,747		$244,008		$(254,154)	$(89,248)
Interest expense	20,527		30,846		54,940		87,930		83,808		92,159	63,555
Amortization of debt expense	1,366		2,023		3,280		3,395		3,170		1,100	—
Interest portion of rental expense (a)	4,168		3,831		8,403		7,470		7,350		7,545	7,305

Earnings	$213,139		$81,480		$203,973		$361,542		$338,336		$(153,350)	$(18,388)
Fixed Charges (Total of interest expense, amort. and interest portion of rental expense)	$26,061		$36,700		$66,623		$98,795		$94,328		$100,804	$70,860
Ratio of earnings to fixed charges	8.2	×	2.2	×	3.1	×	3.7	×	3.6	×	(b)	(b)

(a)
Interest portion of rental expense is estimated to be 15%.

(b)
No ratio is shown for 1998 and 1997 because earnings were insufficient to cover fixed charges by $153.4 million and $18.4 million, respectively.

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  Health Net, Inc. Calculation of Ratio of Earnings to Fixed Charges—Consolidated Basis (amount in thousands, except ratios)